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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                   PRESS RELEASE ISSUED ON OCTOBER 17, 2002
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
         --------------------------------------------------------------
                 (Translation of Registrant's Name into English)


               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                              Form 40-F  X
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(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                    No  X
   -----                                 -----

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.   Press Release issued on October 17, 2002 (#17/02).

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                                [GRAPHIC OMITTED]

OCTOBER 17, 2002                                                          17/02

FOR IMMEDIATE RELEASE                                               PAGE 1 OF 2


            QUEBECOR WORLD AWARDED MULTI-YEAR CONTRACT FROM L.L.BEAN
                       TOTALING OVER $100 MILLION DOLLARS


Greenwich, CT - Quebecor World Inc. (NYSE, TSX: IQW) has been awarded a multi-year contract by L.L.Bean to print one hundred percent of its catalog program. The total sales under the duration of the new contract are expected to exceed $100 million. This represents a significant change by L.L.Bean, in giving one printer responsibility for its entire catalog production.

L.L.Bean, a 90 year old $1 billion retailer of apparel and outdoor gear, mails over 200 million catalogs per year, printed both offset and gravure in a variety of sizes and formats.

Steve Fuller, Vice President of Corporate Marketing at L.L.Bean stated, "Our decision to move all of our work to Quebecor World was made after a careful assessment of all marketplace options. The strength and diversity of Quebecor World's manufacturing platform offers us a level of flexibility that we feel is critical to the success of our catalog program." He added that, "Quebecor World's willingness to make additional significant capital investments in support of our work was also a deciding factor".

Quebecor World North America's Chief Operating Officer, John Paloian noted that, "We are delighted to have L.L.Bean recognize the value of single-sourcing their entire catalog print program with us. We are confident that Quebecor World's unique ability to provide total manufacturing and distribution solutions will continue to allow customers to benefit from significantly streamlined operations. We will invest appropriate resources on an on-going basis to further enable our customers to extract additional supply chain value."

Under the new contract, Quebecor World will also provide L.L.Bean with mail list services, as well as order form production. Quebecor World will produce the work in its Augusta, Georgia and Franklin, Kentucky plants. List management will be handled out of Quebecor World's Bensenville division.

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FOR IMMEDIATE RELEASE                                               PAGE 2 OF 2

Quebecor World Inc. (NYSE, TSX: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Belgium, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Vice-President,
Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR WORLD INC.

                                    By:    /s/ Christian Paupe
                                          ------------------------------------
                                    Name:  Christian Paupe
                                    Title: Executive Vice President,
                                           Chief Administrative Officer and
                                           Chief Financial Officer



Date: October 17, 2002